Rand Logistics, Inc.
461 Fifth Avenue, 25th Floor
New York, New York  10017

October 10, 2008

Perry J. Hindin
Special Counsel, Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Rand Logistics, Inc.
Schedule TO
File No. 005-80134
Filed September 26, 2008

Dear Mr. Hindin:

Set forth below is the response of Rand Logistics, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 6, 2008 (the “Comment Letter”).  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company.

Schedule TO

Items 3, 6, 8

1.           Please revise your disclosure to include the disclosure set forth below these items in the offer document as delivered to security holders.  See Rule 13e-4(d)(1) and (e)(1)(ii)(A).

We have incorporated the comment above in the Supplement to Offer Letter dated October 10, 2008 filed as Exhibit (a)(11) to Amendment No. 1 to Schedule TO.  We note that the disclosure under Item 6(c) of Schedule TO filed on September 26, 2008 is included in the Offer Letter dated September 26, 2008 under Section 5(D).

Item 10.  Financial Statements

2.           We note that your Offer Letter incorporates by reference the financial information required by Item 1010(a)(1) and (2) of Regulation M-A and discloses the information required by Item 1010(a)(4) on page 12.  Please also disclose in the Offer Letter the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A.

We have disclosed the ratio of earnings to fixed charges for the fiscal years ended December 31, 2007, and December 31, 2008 and the period ended June 30, 2008 in the Supplement to Offer Letter dated October 10, 2008 filed as Exhibit (a)(11) to Amendment No. 1 to Schedule TO.

Item 12.  Exhibits

3.           Please affirmatively state whether Item 1016(g) and (h) is applicable.  Please see General Instructions E to Schedule TO

We have incorporated the comment above in Amendment No. 1 to Schedule TO filed with the Commission on the date hereof and stated that Items 1016(g) and (h) are not applicable.

Offer Letter to Warrant Holders

Withdrawal Rights, page 6

4.           You indicate that tendered options may be withdrawn at any time before the expiration date but thereafter such tenders are irrevocable.  Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

We have revised the first paragraph under the heading “Withdrawal Rights” in the Supplement to Offer Letter dated October 10, 2008 filed as Exhibit (a)(11) to Amendment No. 1 to Schedule TO to state that the withdrawal rights pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended, are not applicable to the Offer as the Warrants expire on October 26, 2008 and validly tendered Warrants, which are not withdrawn prior to the Expiration Date, are deemed accepted by the Company on the Expiration Date.  We have also revised the second paragraph under the heading “Acceptance of Warrants and Issuance of Shares” to clarify that validly tendered Warrants, which are not withdrawn prior to the Expiration Date, are deemed accepted by the Company on the Expiration Date.

Termination; Amendments; Conditions, page 13

5.           We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied.  In this regard, revise the disclosure in subparagraph (B) to allow for objective verification that the condition has been satisfied.

We have incorporated the comment above in the Supplement to Offer Letter dated October 10, 2008 filed as Exhibit (a)(11) to Amendment No. 1 to Schedule TO by disclosing the condition in specific and objectively verifiable terms.

Risk Factors; Forward-Looking Statements, page 18

6.           We note your reference to Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  We also note your reference to the Private Securities Litigation Reform Act of 1995 in Exhibit 99.10.  We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please revise and refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.

We have incorporated the comment above in the Supplement to Offer Letter dated October 10, 2008 filed as Exhibit (a)(11) to Amendment No. 1 to Schedule TO and deleted the first paragraph under the heading “Risk Factors; Forward Looking Statements”.  We have not revised the press release attached as Exhibit 99.10 to the Schedule TO filed on September 26, 2008 as we will not be reissuing such press release.  However, we note the comment above and we will refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.

7.           Please revise to eliminate the statement in the last sentence of the first paragraph under this heading that the company “assumes no obligation to update or revise such forward-looking statements to reflect events or circumstances that occur after such statements are made.”  This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

We have incorporated the comment above in the Supplement to Offer Letter dated October 10, 2008 filed as Exhibit (a)(11) to Amendment No. 1 to Schedule TO and deleted the first paragraph under the heading “Risk Factors; Forward Looking Statements”.

The conversion of the Company’s series A convertible preferred stock..., page 22.

8.           Please disclose whether the issuance of your common stock in exchange for the tender of warrants will trigger the anti-dilution provisions of your series A convertible preferred stock.

We have incorporated the comment above in the Supplement to Offer Letter dated October 10, 2008 filed as Exhibit (a)(11) to Amendment No. 1 to Schedule TO and added a sentence as the last sentence of such risk factor stating that the issuance of the Company’s common stock in exchange for the tender of warrants will not trigger anti-dilution provisions of the Company’s series A convertible preferred stock.

Item 13.  Additional Information; Miscellaneous, page 27

9.           Please reconcile the second sentence of the first paragraph and the last sentence of the third paragraph of this section.

We have incorporated the comment above in the Supplement to Offer Letter dated October 10, 2008 filed as Exhibit (a)(11) to Amendment No. 1 to Schedule TO by revising the second sentence of the first paragraph and deleting the last sentence of the third paragraph under the heading “Additional Information; Miscellaneous”.

10.           Refer to the second paragraph of this section.  Should you exclude from the Offer those warrant holders residing in such jurisdictions, please explain how your tender offer would be in compliance with Rule 13e-4(f)(8)(i).

We have revised the disclosure in the second paragraph under the heading “Additional Information; Miscellaneous” pursuant to Rule 13e-4(f)(9)(ii) of the Securities Exchange Act of 1934, as amended, which states that Rule 13e-4(f)(8)(i) does not prohibit an issuer or an affiliate from making a tender offer excluding all security holders in a state where the issuer or affiliate is prohibited from making the tender offer by administrative or judicial action pursuant to a state statute after a good faith effort by the issuer or affiliate to comply with such statute.

In connection with our response to your comment, we hereby acknowledge that:

•           we are responsible for the adequacy and accuracy of the disclosure in the filing;

•           the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses, please feel free to contact our outside counsel, Todd Emmerman, Esq. of Katten Muchin Rosenman LLP at (212) 940-8873.

Very truly yours,

RAND LOGISTICS, INC.

/s/ Laurence S. Levy

Laurence S. Levy,
Chief Executive Officer

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